Exhibit 99.1

Enthusiast Gaming Appoints Richard Sherman to Board of Directors

TORONTO, April 23, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX) (TSX:EGLX) (FSE:2AV), the largest gaming media platform in North America, reaching over 300 million monthly video game and esports fans worldwide, is pleased to announce that NFL superstar, Silicon Valley advisor and community leader, Richard Sherman has been appointed to its Board of Directors (the “Board”).

Richard is one of the most impactful players in NFL history and is known for leading some of the best defensive teams in the league throughout his career, most recently as captain of the San Francisco 49ers defensive unit. He graduated from Stanford University and was drafted by the Seattle Seahawks in 2011, winning a Super Bowl in 2013. He is a five-time All-Pro cornerback, a member of the NFL 2010s All-Decade Team and has earned two nominations for the Walter Payton NFL Man of the Year Award, one of the most prestigious awards granted by the NFL, during his time with both the Seattle Seahawks and later with the San Francisco 49ers.

Richard has made an equally profound impact off the field establishing himself as an active player in the technology community both in Seattle and Silicon Valley, having been recently named as an advisor to Decibel, a global venture capital firm backed by Cisco Systems. He has demonstrated immense leadership capabilities through his work with the NFL Players Association executive committee, having served as the youngest and one of the few players to be nominated to the committee, and was re-elected for his second consecutive term in 2018. Richard has also made significant contributions with his philanthropic work through the Blanket Coverage foundation he started in 2013, which provides students in low-income communities with school supplies and clothing.

Richard is a passionate, avid gamer and is very active on Twitch competing in his favourite game, Call of Duty. Richard views gaming as a positive outlet for people and professional athletes alike. Gaming is elemental in providing a way for people to connect and a sense of community, which is a driving force for his active involvement in the industry. It is this passion and understanding that makes him well-suited to join the Board of Enthusiast Gaming.

“Richard’s compelling leadership experience and business acumen along with his relationships in Silicon Valley and the investment community in the United States brings invaluable breadth and a fresh perspective to the Board,” commented Adrian Montgomery, CEO of Enthusiast Gaming. “On behalf of the Board, we are thrilled to welcome Richard and look forward to benefiting from his increased involvement.”

“As a gamer myself, I became interested in the business of video gaming and esports seeing the emergence of the industry come alive right in front of my own eyes and recognizing the tremendous growth potential that exists, which has many parallels to professional sports,” commented Richard Sherman. “Enthusiast Gaming has been successful at navigating and leveraging the industry’s growth to position itself as a dominant player. As a member of the Board, I look forward to playing an active role in helping the Company execute its strategic plan and fully capitalize on its potential.”

Richard has been working with the Company’s esports division, Luminosity Gaming, as a global brand ambassador since 2019.

About Enthusiast Gaming

Enthusiast Gaming is building the largest media platform for video game and esports fans to connect and engage worldwide. Reaching over 300 million gamers every month, the Company is a member of the ‘Comscore 100’ ranking of the top Internet Properties in the US and the largest in the Gaming Information category on mobile devices. Combining the elements of its four core pillars; Media, Talent, Esports and Experiential, Enthusiast Gaming provides a unique engagement opportunity resulting in more points of connection than any other video game and esports platform, with unparalleled access to the influential and lucrative GenZ and Millennial audience. Through ownership and exclusivity of our array of digital media and entertainment assets, we have built a vast and proprietary network of like-minded communities - we own the fan experience.

The Company’s Media segment comprises 100+ gaming related websites and 1,000+ YouTube channels that generated 42 billion views of content in 2020. The Talent division works with 550+ leading gamers and influencers to create new and unique content. Luminosity Gaming, the Company’s esports division, ranked as the #1 watched esports organization on Twitch, competes across a number of game titles, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team and works with over 50 leading streamers and athletes, including xQc, Nick Eh 30, Chica and more. Enthusiast Gaming’s Experiential business owns and operates Canada’s largest gaming expo, EGLX, and the largest B2B mobile gaming event in Europe, Pocket Gamer Connects, and hosts over 50 live and virtual events annually. For more information on the Company visit enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

Contacts

Investor Relations:

Eric Bernofsky, Chief Corporate Officer, Enthusiast Gaming

investor@enthusiastgaming.com

Media Relations:

Carmela Antolino, Provident Communications
carmela@providentcomms.com

647-287-2286

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding: expectations regarding the future growth of the esports industry generally; future development and growth prospects; the overall business and economic conditions; and the Company’s competitive environment.

Forward-looking statements are based on assumptions, including expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.